101 John F. Kennedy Parkway
Short Hills, New Jersey 07078

November 4, 2019

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Stickel, Esq.

Re:	Investors Bancorp, Inc.
Pre-Effective Amendment No. 1 to Registration Statement on Form S-4
File No. 333-234274

Dear Mr. Stickel:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Investors Bancorp, Inc. hereby requests the acceleration of the above-referenced Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on the date hereof so that the Registration Statement may be declared effective by the Commission at 9 a.m., Eastern Time, on November 6, 2019, or as soon thereafter as practicable.

Please contact our outside counsel, Veronica Montagna, Esq. of McCarter & English, LLP, at 973-639-7948 to confirm the effectiveness of the Registration Statement or if you have any questions about this request.

Very truly yours,

INVESTORS Bancorp, Inc.

By:	/s/ Brian F. Doran
Name:	Brian F. Doran
Title:	Executive Vice President, General Counsel and Corporate Secretary